82-34843

PALFINGER

05013120

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
**USA - Washington , DC 20549**

SEC MAIL PROCESSING
RECEIVED
DEC 0 7 2005
WASH. D.C. 185 SECTION

SUPPL

25. September 2005

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our company Q3-report 2005 and the adhoc announcement of 15. September 2005.

The exact information of registration can be taken from the attached copy printed from your homepage.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.


PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com


www.palfinger.com PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

PROCESSED
DEC 1 2 2005
THOMSON
FINANCIAL

PALFINGER

**AD HOC RELEASE**

**Another PALFINGER record performance**

- Turnover was increased by 31.7%, EBIT by 79.4%
- Crane segment as main driver

Bergheim/Salzburg, November 15th, 2005

PALFINGER, the worldwide leader of knuckle-boom cranes, could continue its successful performance of the first half-year also in the third quarter. The all-time high of the second quarter could even be outperformed in the third quarter slightly. Besides the core business crane in Europe the high capacity-utilization in all production areas and the successful establishment of cylinder production in Tenevo / Bulgaria are mainly responsible for the strong growth.

PALFINGER raised its turnover compared to last year by 93.0m EUR or 31.7% to 386.0m EUR. Due to the above-average EBIT increase by 79.4% to 52.9m EUR the EBIT margin could be boosted to 13.7% in the first three quarters.

Consolidated earnings were doubled to 37.9m EUR, which corresponds to an earnings per share of 4.30 EUR.

As a result of the turnover increase by 32% and the first-time consolidation of the British acquisition RATCLIFF PALFINGER at the beginning of August, which contributes 4.8m EUR to the turnover, the balance sheet total went up. At the same time, however, equity ratio was raised to 51.4%.

In the product segment the profitable crane business in Europe is characterized by a shift in demand towards high-performance cranes and high-grade fittings and is additionally boosted by market growth in North America and further market penetration of PALFINGER cranes in South America. EPSILON was able to continue its growth effectively. The segment services could not only raise its turnover, but also achieve a positive operational result.

In 2005 the definitive start for Asia as a strategic area was realized. As Singapore was nominated headquarter for Asia, organizational and functional structures were further pushed.

For the whole year, as already announced, we expect a new record in turnover and EBIT again. Besides the implementation of PALFINGER's strategy on innovation, internationalization, and diversification PALFINGER will focus on hedging and optimizing the excellent profit situation of the crane segment and on the necessary and sustainable profit increase in the weaker product range in the segment hydraulic systems.

For questions:

Hannes Roither, PALFINGER AG
Company spokesperson
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com



# Report on the First Three Quarters of 2005

PALFINGER


PALFINGER

# Financial highlights of PALFINGER AG as of 30 September 2005
## (in accordance with IFRS)

| EUR '000 | **Jan – Sept 05** | Jan – Sept 04 | Jan – Sept 03 | Jan – Sept 02 | Jan – Sept 01 |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Revenue | **386,008** | 293,000 | 246,780 | 232,711 | 257,051 |
| EBITDA | **60,848** | 38,114 | 29,643 | 28,979 | 40,772 |
| EBITDA margin | **15.8%** | 13.0% | 12.0% | 12.5% | 15.9% |
| Profit from operations (EBIT) | **52,862** | 29,470 | 21,273 | 20,505 | 32,595 |
| EBIT margin | **13.7%** | 10.1% | 8.6% | 8.8% | 12.7% |
| Profit before tax | **51,969** | 28,850 | 19,976 | 18,534 | 29,305 |
| Consolidated net profit for the period | **37,864** | 18,645 | 13,066 | 11,348 | 19,262 |
| **Balance sheet** | | | | | |
| Total assets | **373,018** | 303,115 | 279,851 | 284,795 | 313,169 |
| Non-current assets | **145,825** | 119,145 | 118,577 | 128,173 | 123,073 |
| Liabilities | **181,109** | 150,665 | 143,016 | 155,576 | 185,010 |
| Capital and reserves [1] | **191,909** | 152,450 | 136,835 | 129,218 | 128,159 |
| Equity ratio [1] | **51.4%** | 50.3% | 48.9% | 45.4% | 40.9% |
| Net debt owed | **49,361** | 29,986 | 41,780 | 58,060 | 47,233 |
| Gearing [1] | **25.7%** | 19.7% | 30.5% | 44.9% | 36.9% |
| **Cash flow and investment** | | | | | |
| Cash flows from operating activities | **20,661** | 19,616 | 25,946 | 26,766 | 22,248 |
| Free cash flow | **(6,414)** | 11,012 | 18,540 | 21,318 | (7,243) |
| Investment in property, plant, and equipment | **9,990** | 8,278 | 10,855 | 6,699 | 17,541 |
| Depreciation and amortization | **7,986** | 8,644 | 8,370 | 8,474 | 8,177 |
| **Payroll** | | | | | |
| Average annual payroll [2] | **3,009** | 2,511 | 2,283 | 2,271 | 1,996 |
| **Value** | | | | | |
| Net Working Capital [3] | **97,852** | 64,855 | 63,141 | 65,135 | 58,778 |
| Capital Employed (at balance sheet date) [3] | **241,271** | 182,536 | 179,225 | 187,306 | 175,698 |

1) Minority interests are included in Capital and reserves. Previous years' figures have been adjusted accordingly.

2) Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

3) From 1 January 2005 the definition of this performance indicator was changed according to internal reporting. Previous years' figures have been adjusted accordingly.

# Quarterly report for the period ended 30 September 2005

**Economic background**

The world economy lost further momentum in the third quarter of 2005. There was an above-average increase of economic growth; however, the powerhouse economies of China and the USA were marked by slight declines. Despite ever-mounting oil price records, a hard landing for the world economy is not likely. Economic growth of 3.25% is forecast for 2005 and 3% for 2006.

The US oil industry in the Gulf of Mexico has been especially hard hit by the devastation caused by the hurricanes "Katrina" and "Rita", which briefly led to an increase in the price of crude oil to US$ 70 per barrel. These developments are going to slow down the US economy sustainably during the fourth quarter. For 2005, economic growth of 3.5% is anticipated, while forecasts for 2006 stand at only 2.75%. Fuelled mainly by exports, economic development in the Eurozone is expected to accelerate moderately. Growth dynamics in France are going to recede, while increases in exports and domestic demand are projected for Germany. Overall growth rates of 1.4% for 2005 and 1.3% for 2006 are forecast for the Eurozone. Strong growth is expected for Japan and virtually all emerging nations.

Little activity has been noted on the part of central banks. Despite declining inflation in the USA, the Federal Reserve Bank is expected to raise interest rates by 25 basis points until the end of the year; however, in 2006 the lead interest rate is expected to remain at 4,25%. Continued weak growth prospects in Europe merit no increase in interest rates by the European Central Bank. The focus of the USA on their high trade deficit and further Yuan revaluations are expected to weaken the US Dollar in the medium term. The EUR/US Dollar exchange rate is forecast to be 1.25 at the end of 2005 and 1.27 in mid-2006.

**Group performance**

In the third quarter of 2005, PALFINGER continued its successful performance of the first half. After three quarters, EBIT is already 27% above total EBIT generated in the 2004 financial year. Previous record revenue achieved in the second quarter of 2005 was even slightly surpassed in the third quarter. This outstanding development is the result of the continuing success of the CRANES product group, high capacity utilization in the production areas and successful establishment of cylinder production in Tenevo / Bulgaria. Although margins have been affected by rising materials prices, above-average increases in margins were achieved thanks to higher productivity and the effects of fixed-cost degression. Essential improvements in flexibility of production and process quality, and sustainability of these developments require further resource adaptations. Thus, medium-term utilization of potentials of strategic implementation is ensured. Results of the segments North and South America and Hydraulic Systems and Services have been especially affected by relevant pre-production costs.

Compared to the previous year, revenue in the first three quarters was increased by EUR 93.0m (31.7%) to a record level of EUR 386.0m. EBIT reached EUR 52.9m, marking an above-average increase of 79.4%.

Record revenue is the result of the rigorous implementation of the Group's internationalization, diversification, and innovation strategies. The profitable development of the Cranes business in Europe attributable to high performance classes and a wealth of variations

**Revenue** (EUR m)


Q1-3/03
Q1-3/04
Q1-3/05
400
300
200
100
0

**EBIT** (EUR m)


Q1-3/03
Q1-3/04
Q1-3/05
60
40
20
0

in fittings are reinforced by growth in North America and increasing market penetration of PALFINGER cranes in South America. EPSILON continued to post strong growth. Revenue and earnings in Services were significantly increased compared to previous year. RATCLIFF PALFINGER has been included for the first time in the third quarter and contributed EUR 4.8m to revenue. The acquisition of BISON has affected revenue increase in the reporting period with EUR 9.5m.

**Group assets, finances, and earnings**
Positive development of the Group continued in the third quarter of 2005 and is mainly marked by further increases in revenue and especially earnings at full capacity utilization in production. As a result of revenue increases of about 32% and the first time-inclusion of RATCLIFF PALFINGER from 1 August 2005, net working capital rose to EUR 97.9m (09/04: EUR 64.9m, 12/04: EUR 68.9m). Non-current assets increased to EUR 143.4m (09/04: EUR 117.7m, 12/04: EUR 122.2m). The increase is mainly a result of investment in the scope of realization of cost advantages resulting from concentration of cylinder production in Bulgaria, investments in rationalization measures and capacity increases, and first-time consolidation of RATCLIFF PALFINGER. In line with these developments, capital employed increased to EUR 241.3m (09/2004: EUR 182.5m; 12/04: EUR 191.0m).

Cash flows and gearing ratio indicate that the Group is largely able to finance growth under its own steam. Financing of the increase of working capital of about EUR 28.9m compared to year-end 2004 as a result of growth is already included in operative cash flows of EUR 20.7m (09/2004: EUR 19.6m). Besides cash-effective investments of EUR 29.6m, which were also necessitated by the acquisition of RATCLIFF PALFINGER, dividend payments of EUR 9.7m were also financed. Ultimately, net debt owed increased to EUR 49.4m (09/2004: EUR 30.0m; 12/04: EUR 26.9m). Despite realized growth, both cash flows and an equity ratio of 51.4% (09/04: 50.3%; 12/04: 52.1%), respectively the gearing ratio of 25.7% (09/04: 19.7%; 12/04: 16.6%) indicate the Group's sufficient financial strength for further growth under its own steam.

**Other events**
After the implementation of RAP (Rapid Process) in the Cranes product group and the implementation of Global Palfinger Structure (GPS) according to Areas and Product Divisions during the past two years, implementation of the project "GPS reloaded" is to ensure the organization's process orientation as of 1 January 2006 and the application of RAP for other product groups.

RATCLIFF PALFINGER has been included in the Palfinger Group's financial statements since its successful acquisition on 1 August 2005. By acquiring the British market leader, PALFINGER is going to

**Consolidated net profit** (EUR m)


Q1-3/03
Q1-3/04
Q1-3/05
40
30
20
10
0

strengthen the tailgates segment. The new addition is expected to contribute to solid revenue and earnings growth.
Targeted penetration of the Asian market was begun in 2005 by establishing a separate Area Asia. Singapore was chosen as headquarter for the Group's activities in this region, further impelling the establishment of organizational and process structures. As of 1 January 2006, operational business in Asia will be transferred from Area Europe to Area Asia.

Global sourcing initiatives and the rollout of process competences to international production locations remain at the focus of the PALFINGER strategy.

Investor relations remained of high importance in the third quarter of 2005. Among other activities, management represented the company at road shows in Europe and North America. Share price development was highly positive and reached a new all-time high above EUR 70. Turbulences at stock exchanges in Eastern Europe and profit taking led to significant declines in price in the past weeks. Stock exchange turnover more than doubled over the course of the year; however, PALFINGER shares were excluded from the Austrian blue-chip index ATX effective 19 September 2005 because of low activity in the stock market.

### Performance by region

Positive development of the PALFINGER Group remains based on the performance of the segment **Europe and the Rest of the World**. After successful market performance in France, Great Britain, and Taiwan in the first half of 2005, besides the main market of Spain, increases in order intake were recorded in the Middle East, Russia, and Southeastern Europe in the third quarter. German market performance remains in line with last year. The markets in Spain, France, Sweden, and Denmark significantly contributed to revenue growth. Positive development in these countries was due to increased sales of EPSILON and CRANES products.

Compared to the same period in the previous year, revenue in this segment increased by 31.8%, from EUR 256.8m to EUR 338.2m. Thanks to the excellent development of the Cranes segment and high capacity utilization of production and assembly plants, EBIT nearly doubled from EUR 26.4m to EUR 51.4m.

Revenue in the segment **North and South America** increased by 32.0%, from EUR 36.2m to EUR 47.8m, with the strengthened Brazilian Real positively affecting revenue development and simultaneously promoting the import of competitors' products, especially in telescopic cranes. This led to a slightly negative EBIT development of EUR -0.7m in the third quarter.

Developments in North America were marked by successful penetration of the Mexican market thanks to the new dealer structure and positively affected by growth of the US market combined with reinforced dealer support and servicing of key accounts. Among other instruments, this drive was based on marketing and training measures launched by PALFINGER University in North America. Setting up of an independent spare parts supply was concluded in the third quarter and preparations to increase assembly on-location to 50 units per month from the fourth quarter are under way.
In South America, market acceptance of PALFINGER cranes further increased. The Brazilian Real is reaching historic highs; however, the political situation in Brazil aggravates market uncertainties. A strategic partnership was concluded for technological development of telescopic cranes to offset increasing import pressure in the future and to set the course for further positive development of this segment.

### Performance by product group

Especially in the first half of 2005, the **CRANES** segment was positively affected by a shift in demand towards high-performance cranes and high-grade fittings, and the PALFINGER Group's above-average performance in the rising market is reflected in revenue of the first nine months. During the third quarter, development of the market and PALFINGER's performance were at previous year's levels. A consolidation process increasingly marks the crane manufacturing industry. Thanks to its competitive position and advances in market penetration, especially in Europe, PALFINGER is going to take a leading role in this process and consequently gain further market shares.

The Group's internationalization strategy led to increased order intakes in the USA and South America especially in the third quarter, after above-average growth of the Asian market was recorded in the second quarter.

Increased production capacities have resulted in more flexibility, reverting delivery times in the main product areas to time spans PALFINGER customers are accustomed to.

For **EPSILON**, macroeconomic conditions remained highly positive in the timber industry as well as in the recycling industry.

However, at the moment government economizing measures restrict necessary renewal of fleets and thus market growth. Sales developed particularly well in Germany, Great Britain, Austria, Sweden, Spain, Italy, and France. A wide range of product variations, outstanding quality, and shorter delivery times than competitors combined with attractive pricing constitute the foundation for the positive development of EPSILON.

During the first nine months, revenue increased by 31.0% to EUR 276.5m. Compared to the same period in 2004, EBIT rose by 77.4% to EUR 56.7m.

**Hydraulic Systems and Services**

The Hydraulic Systems and Services segment recorded revenue growth of 33.7% to EUR 109.7m. However, compared to the positive second quarter, the third quarter was marked by a setback of earnings with EBIT at EUR -3.8m.

After increased order intake for container handling systems in the **PALIFT** division in the first half of 2005, effects of the inadequate delivery situation of previous months are reflected in third quarter results. France, Great Britain, and Spain are still among the main markets.

Despite the best production launch curve after a three-week works holiday, sufficient productivity has not been reached yet. This is due to delays in staff cutbacks. After relocation of steel component and cylinder production in the first half of 2005, outsourcing of container production was continued and is to be concluded by the end of the year. This measure is to concentrate assembly activities further and thus to increase productivity.

Especially the **PALGATE** product division was marked by the acquisition of RATCLIFF, which will lend new dynamics to the division. Integration of RATCLIFF PALFINGER was successfully begun during the third quarter and is going to be concluded at year-end. The production location in the Great Britain is to be developed into a Center of Excellence for the entire tailgates segment.

Full capacity utilization of the **RAILWAY** division increasingly necessitated focus on smaller projects. In account of increased external contributions, revenue is around previous-year levels, with positive earnings below those of 2004. The market share of RAILWAY in Europe remained unchanged at 70%. In September, PALFINGER acquired the Lötschbergtunnel project, which is going to be implemented during the next two years.

After the introduction of newly developed products of the **CRAYLER** division in the North American market, focus is now on increased market penetration. The PALFINGER UNIVERSITY supports this effort. While in Europe with Germany as main market levels of units sold remain on previous year-levels, the number of units sold in North America doubled owing to the new products and the commencement of key account business combined with increasing dealer acceptance. Order-based manufacturing (RAP) was successfully implemented at the beginning of the fourth quarter. Parallel to macroeconomic developments anticipated to become increasingly favorable for the **MOBILER** market, development of optimal organization within the Group is underway. Sales in this division remain below expectations.

Operations in the **BISON** division during the first nine months of 2005 were marked by integration of the division's processes into the PALFINGER Group and successive opening of markets. PALFINGER's increased entry into aerial work platforms has led to aggressive price behavior by competitors. At the same time, this product division has been affected by the steel price increases, and costs of restructuring and relocation. The relocation of production of PALFINGER aerial work platform sold under the brand name ACCESS to Löbau/Salzburg, Austria will be concluded during the fourth quarter.

In **SERVICES**, positive development of sales and continuing success of the PALFINGER Group's service drive are reflected in increased revenue generated by sales of spare parts. New developments in remote control systems for which software development was successfully concluded during the third quarter will not only offer added product benefits for customers from 2006, but also further increase the quality of services.

### Outlook

For 2005, the Management Board expects record figures in revenue and earnings. While profitability of products in the CRANES segments is outstanding, continuous improvement and optimization of processes is the prerequisite for essential and sustainable profitability increases of weaker product areas in the Hydraulic Systems and Services segment. Exacting risk management further is to ensure optimal coverage in the future. In addition to the further implementation of the agreed strategic focus towards innovation, internationalization, and diversification high priority is set on the concentration on hedging and optimizing the excellent rentability situation of the CRANES segment and the necessary and sustainable profit increase of the younger and weaker product groups. Ongoing improvement and optimization processes, extension of qualitative and technological leadership, an increase of global sourcing, and efficient management of endogenous and exogenous risks will constitute the foundation for successful future growth of the PALFINGER Group.

# Balance sheet as of 30 September 2005

| EUR '000 | 30 Sept 2005 | 31 Dec 2004 | 30 Sept 2004 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant, and equipment | 90,658 | 83,054 | 82,763 |
| Goodwill | 20,383 | 20,437 | 20,974 |
| Other intangible assets | 15,764 | 4,120 | 1,441 |
| Investments | 7,748 | 6,805 | 7,144 |
| Other non-current assets | 4,094 | 4,050 | 3,817 |
| Deferred tax | 7,178 | 5,493 | 3,006 |
| | **145,825** | **123,959** | **119,145** |
| **Current assets** | | | |
| Inventories | 108,401 | 85,428 | 87,423 |
| Receivables and other current assets | 112,578 | 93,982 | 86,646 |
| Cash and cash equivalents | 6,214 | 8,205 | 9,901 |
| | **227,193** | **187,615** | **183,970** |
| **Total assets** | **373,018** | **311,574** | **303,115** |

| | | | |
|---|---|---|---|
| **EQUITY AND LIABILITIES** | | | |
| **Capital and reserves** | | | |
| Issued capital | 18,568 | 18,568 | 18,568 |
| Capital reserves | 53,757 | 53,757 | 53,757 |
| Retained earnings | 80,054 | 62,172 | 62,058 |
| Financial instruments | (1,651) | 1,298 | 75 |
| Foreign currency translation reserve | (1,597) | (3,945) | (3,570) |
| Minority interests[1] | 4,914 | 3,036 | 2,918 |
| Consolidated net profit for the period | 37,864 | 27,362 | 18,644 |
| | **191,909** | **162,248** | **152,450** |
| **Non-current liabilities** | | | |
| Non-current financial liabilities | 17,185 | 14,725 | 15,241 |
| Non-current provisions | 14,065 | 12,219 | 12,978 |
| Deferred tax | 762 | 916 | 0 |
| Other non-current liabilities | 5,331 | 5,269 | 4,558 |
| | **37,343** | **33,129** | **32,777** |
| **Current liabilities** | | | |
| Current financial liabilities | 40,797 | 24,267 | 26,525 |
| Other current provisions | 39,796 | 29,925 | 26,758 |
| Other current liabilities | 63,173 | 62,005 | 64,605 |
| | **143,766** | **116,197** | **117,888** |
| **Total equity and liabilities** | **373,018** | **311,574** | **303,115** |

1) Minority interests are included in Capital and reserves from 1 January 2005 according to IFRS. Previous years' figures have been adjusted accordingly.

# Income statement for the period ended 30 September 2005

| EUR '000 | July – Sept 05 | July – Sept 04 | Jan – Sept 05 | Jan – Sept 05 |
|---|---|---|---|---|
| **Revenue** | **132,155** | **102,396** | **386,008** | **293,000** |
| Changes in inventories | (3,198) | 11,617 | 11,327 | 17,212 |
| Own work capitalized | 34 | 17 | 174 | 56 |
| Other operating income | 3,364 | (443) | 7,953 | 5,999 |
| Materials and services | (70,281) | (64,310) | (216,334) | (163,242) |
| Staff costs | (26,461) | (21,736) | (78,531) | (67,706) |
| Goodwill amortization expense | (68) | (539) | (68) | (1,749) |
| Depreciation and amortization expense | (2,814) | (2,400) | (7,918) | (6,895) |
| Other operating expenses | (17,282) | (12,285) | (49,749) | (47,205) |
| **Profit from operations (EBIT)** | **15,449** | **12,317** | **52,862** | **29,470** |
| Income from investments | (50) | 776 | 1,567 | 1,580 |
| Interest and other financial expenses | (982) | (240) | (2,460) | (2,200) |
| **Net finance cost** | **(1,032)** | **536** | **(893)** | **(620)** |
| **Profit before tax** | **14,417** | **12,853** | **51,969** | **28,850** |
| **Income tax expense** | (3,579) | (4,213) | (12,303) | (9,144) |
| **Profit after tax** | (10,838) | (8,640) | (39,666) | (19,706) |
| Minority interests | (666) | (446) | (1,802) | (1,062) |
| **Consolidated net profit for the year** | **10,172** | **8,194** | **37,864** | **18,644** |

| EUR | | |
|---|---|---|
| Earnings per share (undiluted) | 4.30 | 2.12 |
| Earnings per share (diluted)[1] | 0 | 0 |
| Average number of shares in issue (undiluted) | 8,809,327 | 8,808,321 |
| Average number of shares in issue (diluted)[1] | 0 | 0 |

1) There were no outstanding issues of convertible bonds as of 30 September 2005; the undiluted earnings per share are the same as the diluted earnings per share.

# Cash flow statement

| EUR '000 | Jan – Sept 05 | Jan – Sept 04 |
|---|---|---|
| Profit before tax | 51,969 | 28,850 |
| Cash flows from operating activities | 20,661 | 19,616 |
| Cash flows from investing activities | (29,575) | (10,434) |
| Free cash flow | (6,414) | 11,012 |
| Cash flows from financing activities | 6,923 | (7,516) |
| Total cash flows | **(1,991)** | **1,666** |
| **Changes in funds** | | |
| Cash and cash equivalents at beginning of the period | 8,205 | 8,235 |
| Cash and cash equivalents at end of the period | 6,214 | 9,901 |
| | **(1,991)** | **1,666** |

# Statement of changes in equity

| EUR '000 | Share capital | Capital reserves | Retained earnings | Valuation reserves for financial instruments acc. to IAS 39 | Foreign currency translation reserve | Consolidated net profit for the year | Minority interest | Total |
|---|---|---|---|---|---|---|---|---|
| **At 31 December 2002** | **18,568** | **53,757** | **47,124** | **0** | **(3,863)** | **13,182** | **0** | **128,768** |
| Dividend payments 2002 | 0 | 0 | 0 | 0 | | (5,285) | | (5,285) |
| Profit carry forward from 2002 | 0 | 0 | 7,897 | 0 | | (7,897) | 0 | 0 |
| Capital increase/issue of shares | 0 | 0 | | 0 | 0 | 0 | 0 | 0 |
| Share repurchase | 0 | 0 | (2,647) | 0 | | 0 | 0 | (2,647) |
| Profit after tax 2003 | 0 | 0 | 0 | 0 | 0 | 15,283 | 677 | 15,960 |
| Earnings-neutral value changes in financial instruments | 0 | 0 | 0 | 965 | 0 | 0 | 0 | 965 |
| Other changes in equity | 0 | 0 | (197) | 0 | 286 | 0 | (677) | (588) |
| **At 31 December 2003** | **18,568** | **53,757** | **52,177** | **965** | **(3,576)** | **15,283** | **0** | **137,174** |
| | | | | | | | | |
| At 31 December 2003 | 18,568 | 53,757 | 52,177 | 965 | (3,576) | 15,283 | 0 | 137,174 |
| Dividend payments 2003 | 0 | 0 | 0 | 0 | 0 | (5,285) | 0 | (5,285) |
| Profit carry forward from 2003 | 0 | 0 | 9,998 | 0 | 0 | (9,998) | 0 | 0 |
| Profit after tax at 31 Dec 2004 | 0 | 0 | 0 | 0 | 0 | 27,362 | 1,504 | 28,866 |
| Earnings-neutral value changes in financial instruments | 0 | 0 | 0 | 333 | 0 | 0 | 0 | 333 |
| Other changes in equity | 0 | 0 | (3) | 0 | (369) | 0 | (1,504) | (1,876) |
| **At 31 December 2004** | **18,568** | **53,757** | **62,172** | **1,298** | **(3,945)** | **(27,362)** | **0** | **159,212** |
| | | | | | | | | |
| At 31 December 2004 | 18,568 | 53,757 | 62,172 | 1,298 | (3.945) | 27,362 | 3,036 | 162,248 |
| Dividend payments 2004 | | | 0 | | | (9,689) | | (9,689) |
| Profit carry forward from 2004 | | | 17,673 | | | (17,673) | | 0 |
| Share repurchase | | | 56 | | | | | 56 |
| Stock option valuation | | | 78 | | | | | 78 |
| Profit after tax 30 Sept 2005 | | | | | | 37,864 | 1,802 | 39,666 |
| Earnings-neutral value changes in financial instruments | | | | (2,949) | | | | (2,949) |
| Other changes in equity | | | 75 | | 2,348 | | 76 | 2,449 |
| **At 30 September 2005** | **18,568** | **53,757** | **80,054** | **(1,651)** | **(1.597)** | **37,864** | **4,914** | **191,909** |

# Segment reporting

| EUR '000 | Jan – Sept 05 | Jan – Sept 04 | Jan – Sept 05 | Jan – Sept 04 |
|---|---|---|---|---|
| **Primary segmentation** | | | | |
| | **Europe/Rest of the World** | | **North/South America** | |
| Revenue | **338,203** | 256,793 | **47,805** | 36,208 |
| EBIT | **51,409** | 26,441 | **1,453** | 3,029 |
| **Secondary segmentation** | | | | |
| | **Cranes** | | **Hydraulic Systems/Services** | |
| Revenue | **276,485** | 210,988 | **109,523** | 82,013 |
| EBIT | **56,695** | 31,470 | **(3,833)** | (2,000) |

# Shareholder information

| | |
|---|---|
| International Securities Identification Number (ISIN) | **AT0000758305** |
| Number of shares issued | **9,283,750** |
| Price at close on 30 September 2005 | **72.96 EUR** |
| Earnings per share (30 Sept 2005) | **4.30 EUR** |
| Market capitalization as of 30 September 2005 | **677,342,400 EUR** |

# 2006 Financial calendar

| | |
|---|---|
| Press conference on 2005 financial statements | **10 March 2006** |
| Annual General Meeting | **5 April 2006** |
| Publication of the results for the 1st quarter of 2006 | **10 May 2006** |
| Publication of the results for the 1st half of 2006 | **10 August 2006** |
| Publication of the results for the 3rd quarter of 2006 | **10 November 2006** |

# Share price (indexed)


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90
1/1/2005
4/11/2005
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Palfinger AG
F.-W.-Scherer-Straße 24
A-5101 Bergheim-Salzburg, Austria
Phone +43(0)662 46 84-0
Fax +43(0)662 45 00 84
ir@palfinger.com
www.palfinger.com

Investor Relations:

Wolfgang Anzengruber
Chief Executive Officer, ext. 2218
w.anzengruber@palfinger.com

Eduard Schreiner
Chief Financial Officer, ext. 2310
e.schreiner@palfinger.com

Hannes Roither
Company Spokesperson, ext. 2260
h.roither@palfinger.com